Follow-Up Materials


06015654

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumco

*CURRENT ADDRESS

PROCESSED

AUG 0 2 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34936 FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 8/2/06

Exhibit 2



SUMCO

82-34936

ANNUAL REPORT 2006

1-31-06
AR/S

SUMCO Corporation is a dedicated producer of silicon wafers, and was incorporated as a joint venture company by combination of the former silicon businesses of the Sumitomo Metals group and the Mitsubishi Materials group. SUMCO group comprises six subsidiaries in Japan and 14 overseas subsidiaries and one affiliate in Japan. We have our own manufacturing facilities based in and outside of Japan and maintain sales operations in Japan, the United States, Europe, and Asia. In this annual report, "we", "our", "us", "SUMCO" and "SUMCO group" refer to SUMCO Corporation and its consolidated subsidiaries and affiliates, taken as a whole, and "SUMCO Corporation" and the "Company" refer to SUMCO Corporation on a non-consolidated basis.

Our management philosophy aims to achieve the market reputation of SUMCO as one of the world's leading manufacturers of silicon wafers, offering silicon wafer products which satisfy every and all expectations of customers, maximizing shareholder value, providing our employees with welfare for them and their families, and contributing to the society.

By concentrating resources in the 300mm wafer business, in anticipation of further market expansion, we aim to enhance profit growth and facilitate corporate value on the basis of secure, long-term relationships and trustworthiness with our customers.

Table of Contents

Consolidated Financial Highlights 1
To Our Shareholders 2
An Interview with the President 4
SUMCO at a Glance 8
Review of Operations 10
Research and Development 11
Basic Corporate Governance Policy and Steps to Implementation 12
Financial Section 14
Independent Auditors' Report 34
Directors, Corporate Auditors and Executive Officers/Consolidated Subsidiaries/Corporate Information 35

Forward-looking Statements

This annual report contains forward-looking statements, including our current plans, strategies, expectations, beliefs and forecasts that [illegible]. These forward-looking statements are not guarantees of future performance and are subject to various risks and [illegible] actual performance may differ materially from these forward-looking statements due to a variety of factors.



Consolidated Financial Highlights

SUMCO Corporation and Consolidated Subsidiaries
Years ended January 31

	2004	2005	2006	2006
	Millions of yen			Thousands of U.S. dollars
Net Sales	¥ 166,432	¥ 193,123	**¥ 220,527**	**$ 1,872,841**
Operating profit	7,352	31,467	**44,341**	**376,569**
Net income (loss)	(36,448)	10,866	**20,486**	**173,979**
Total assets	329,664	317,911	**351,934**	**2,988,824**
Liabilities with interest	211,791	180,596	**127,260**	**1,080,764**
Shareholders' equity	69,731	80,358	**161,680**	**1,373,079**
Per share data in Yen and U.S. dollars	Yen			U.S. dollers
Net income (loss)	¥(1,809,005.11)	¥ 208,639.39	**¥ 195.61**	**$ 1.66**
Shareholders' equity	1,058,118.93	1,199,372.83	**1,350.41**	**11.47**
Shareholders' equity ratio (%)	21.1	25.3	**45.9**	
D/E ratio (times)	3.0	2.2	**0.8**	

Note: 1. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.75 to $1, the rate of exchange at January 31, 2006.
2. Liabilities with interest=Long-/short-term bank loan balance+Accrued liabilities for finance lease

■ **Net sales**



(¥ million)
250,000
200,000
150,000
100,000
50,000
0
2004
2005
2006

■ **Operating profit & Net income (loss)**



(¥ million)
60,000
45,000
30,000
15,000
0
-15,000
-30,000
-45,000
Operating profit
Net income (loss)
2004
2005
2006

■ **Liabilities with interest & Shareholders' equity**



(¥ million)
250,000
200,000
150,000
100,000
50,000
Liabilities with interest
Shareholders' equity

■ **Shareholders' equity ratio & D/E ratio**



(%)
(times)
60.0
50.0
40.0
30.0
20.0
10.0
3.0
2.5
2.0
1.5
1.0
0.5
Shareholders' equity ratio (Left scale)
D/E ratio (Right scale)


Kenjiro Shigematsu
President

We report on our results of operation for the year ended January 31, 2006, with a greeting from our new President, Kenjiro Shigematsu.

I had the great honor of being appointed President of SUMCO Corporation on December 26, 2005. With my previous role as Executive Vice President, I have gained a full understanding of every aspect of distinctive features and strengths of SUMCO group, and intend to apply my understanding of these features and strengths for further facilitating our businesses, sustain our growth and continue stable profit. I look forward to receiving support and confidence of our shareholders, customers and employees in the years ahead.

Listing of Stock

The year ended January 31, 2006 was one of great challenge for SUMCO group. The Company listed its stock on the First Section of the Tokyo Stock Exchange on November 17, 2005. This means that a much broader constituency of people now supports the Company as shareholders. All management and employees are fully dedicated to further growth of the Company in a way that meets our shareholders' expectations and maintains the best possible relationships with all our stakeholders.

To Our Shareholders — A Message from the President —

Results for the Fiscal Year ended January 31, 2006 Market Conditions and Business Performance

The semiconductor device market expanded steadily during FY2005 (meaning the year ended January 31, 2006), on unexpectedly robust demand from personal computer and mobile phone applications, and new demand from digital consumer electronics products such as LCD televisions and portable music players. The world market for semiconductors expanded 6.8% over the previous year in the year of 2005. The global market for semiconductors is currently worth approximately ¥25 trillion, and looks set to grow to ¥30 trillion accourding to market statistics.

The strength of the semiconductor market as above supported unexpectedly rapid growth in demand for silicon wafers and we reached to our historical high of our net sales. Our current forecast would be that the demand for semiconductors could continue to expand at an average of 8% each year in a foreseeable future. Our current expectation is the demand for 300mm wafers to rise by over an average of around 30% each year, although the increase of such demand substantially vary and fluctuate, depending on each year. We also forecast that demand will exceed supplies in due course, as a number of semiconductor manufacturers add new production lines at their plants which will require far more wafer products. The recovery in demand throughout the semiconductor industry means that the market for 200mm and smaller wafers also remains robust, notwithstanding that the demand for these wafers were initially forecasted sluggish.

SUMCO group successfully took advantage of these market conditions to achieve net sales of ¥220,527 million (an increase of 14.2% over the previous year), operating profit of ¥44,341 million (an increase of 40.9%), and net income of ¥20,486 million (an increase of 88.5%). These figures were ahead of initial forecasts.

A major factor in this strong performance was growth in sales volumes, based on our 300mm wafer supply capacity of 380,000 wafers per month (as of the end of January 2006) and a supply structure that delivers product to semiconductor manufacturers in optimal fashion. We also worked to increase output of low-defect crystal and double-sided polished wafers to meet customer needs for high-precision materials.

Outlook Forecasts for the year ending January 31, 2007

It is premature to have any forecast with an accuracy for the year ending on January 31, 2007 in the semiconductor industry in which we engage, as market conditions tend to change very rapidly and unexpectedly. Meeting customer needs remains our top priority in the coming years. One particular project will be to accelerate the build-out of our 300mm wafer production capacity to 700,000 wafers per month, one year ahead of the initial schedule.

The year to January 31, 2007 will be my first full year as President of SUMCO after my appointment on December 26, 2005. I plan to maintain the basic approach set by my predecessor, but to adopt a more proactive approach to developing our business.

I thank all our shareholders for their support over the past year, and look forward to your continuing support over the coming years.



June 2006

An Interview with the President

Q SUMCO Corporation listed on the First Section of the Tokyo Stock Exchange in November 2005. How would you describe the growth of the Company to that point?

Our predecessor, Silicon United Manufacturing Corporation (SUMCO), was incorporated in July 1999 as a joint venture between Sumitomo Metals, Mitsubishi Materials and Mitsubishi Materials Silicon, to develop and produce 300mm wafers. In February 2002, Sumitomo Metals and Mitsubishi Materials transferred their remaining silicon wafer operations to that joint venture company, and Mitsubishi Materials Silicon merged therein. Following this transfer and merger, Silicon United Manufacturing changed its corporate name to Sumitomo Mitsubishi Silicon Corporation. These moves were intended to create synergies of Sumitomo Metals' and Mitsubishi Materials' technologies, to expand the two companies' customer bases, and to create an organization with a business base that is sufficiently robust to make the huge investments required to compete in the growth market of 300mm wafers.

On August 1, 2005, Sumitomo Mitsubishi Silicon Corporation changed our corporate name to SUMCO Corporation, using the brand name that had already become well established among our suppliers and customers. In November 2005, we listed our stock on the First Section of the Tokyo Stock Exchange.

Q Please describe SUMCO's areas of operation

SUMCO is a dedicated manufacturer of silicon wafers, the principal material from which semiconductor devices are manufactured. We regard silicon wafers as more than a mere material; they are functional elements that determine the quality and functionality of a semiconductor device.



This trend has become increasingly pronounced as the function and performance of semiconductor devices have increased. SUMCO is establishing its position as one of the world's leading silicon wafer manufacturers through its track record in stable supplies of products to semiconductor device companies globally, and currently holds approximately one-third share of the world market for 300mm wafers.

SUMCO group carries out a number of highly specialized businesses, including the high-purity quartz used in the production of semiconductor-use monocrystalline silicon, and silicon wafers for solar energy cells. However, the group's core remains the production of semiconductor-use silicon, and our management strongly believes that our strength is its dedicated and primary focus on a specialized area of silicon wafers business.

We remain committed to leveraging this dedicated focus into speed of decision-making and further enhancing our reputation in terms of trustworthiness among customers.

Q Please describe SUMCO's global operations

SUMCO maintains a global organization to produce and supply silicon wafers to semiconductor device companies around the world. The Company directly operates its six manufacturing facilities in Japan, and have one manufacturing subsidiary in Japan and five in other countries. We have a worldwide network of sales offices and technical service centers.

This global organization in SUMCO group is the backbone that supports effective global operations by ensuring the optimal distribution of production and the provision of the best possible service to customers.

Q Please describe your work in developing the next generation of semiconductor device materials

We have placed an emphasis on the development of thin-film SOI, which offers advantages to semiconductor devices in terms of fast operating speed, large scale integration, and low power consumption, and has potential as materials with function of next generation for use in high-end devices. We have pioneered the development of SIMOX technology, which has superior cost-performance to other types of thin-film SOI. Customer appraisals for these products are now virtually complete. We will relocate production facilities to our Yonezawa plant in Yamagata Prefecture during 2006 as we prepare for full-scale output of several thousand wafers per month.

Q What most distinguishes the silicon wafer industry, and which factors cause change in the market?

We experienced certain emergence of several new trends in the silicon wafer market during the year 2005.

We initially forecasted major growth in demand for 300mm wafers from high-end applications, based on the trends in the past. The consensus view was that demand for small-diameter wafers (200mm and below) would decline over the years.

In reality, demand throughout the semiconductor market grew strongly from the end of summer in 2005. Shipments of 200mm wafers were robust, and growth in 300mm wafers exceeded our expectations. Our actual results far exceeded our initial forecasts due to stronger demand than we initially expected.

A further major change during the year 2005 was the emergence of polysilicon supply tightness. SUMCO, however, enjoyed stable supplies from affiliates of our key shareholders, Sumitomo Metals and Mitsubishi Materials.

SUMCO remains unable to meet the entire customer demand for 300mm wafers, since demand exceeded our manufacturing capacity. However, we recognize the need for our implementing investment plans to align as much as possible with customer by supplying product in a timely fashion.

Q What trends do you see in the silicon wafer market going forward, particularly with regard to 300mm wafers, and what specific initiatives does SUMCO intend to take?

The semiconductor device market is expanding substantially. The world semiconductor device market is estimated to be worth ¥25 trillion at present, and that it will grow to ¥30 trillion and beyond in the near future. Annual growth of nearly 10% is predicted in demand for silicon wafers, given that they are indispensable to the manufacture of semiconductors. Demand for 300mm wafers is rising by more than 30% each year currently, particularly for use in high-end applications.

SUMCO needs to implement structures for timely supply of 300mm wafers, including an appropriate R&D organization, to respond to the rapid migration to 300mm among semiconductor device producers. To do this, we have aggressively expanded our capacity for production of 300mm wafers. However, the unexpectedly rapid migration to 300mm among our customers has meant that we cannot meet all demand, as noted above.

We have made an every effort on addressing this situation that the demand exceeded our supply. We eventually announced on March 16, 2006 that we would bring forward our plan, by one year, to increase monthly production capacity to 700,000 wafers, and are confident that this can be achieved by the end of March 2008.

However, at current demand forecasts, it will be difficult to close demand-supply gap even if we move to the production capacity of 700,000 wafers per month one year ahead of schedule. This is the utmost we can achieve under the various prevailing conditions. We now have to manage the process to ensure that we can achieve output of 700,000 wafers per month by the end of March 2008.

Demand for 200mm wafers also remains buoyant, with LCD driver applications particularly strong. Going forward, we forecast that the market will polarize as demand migrates to 300mm, between high-end applications and commodity products.

■ **Enhancement Plan for production capacity of 300mm wafers**


(Unit: 10000pieces)
80
60
40
20
0
January 2005
Ocober 2006
Ocober 2007
April 2008
(monthly basis)

In this environment, we will move actively to install the facilities that meet our customers' requirements for high-precision, high-value added products used in high-end applications. We do not plan a simple expansion of capacity to supply commodity products.

Demand for 150mm and smaller wafers continues to decline. Here too, we will not simply add capacity, but will actively seek to expand sales in promising individual applications such as discrete semiconductors.

Q What are the major features and strengths of SUMCO group?

The key feature and strength of our group is our effective use of resources of key shareholders, Sumitomo Metals and Mitsubishi Materials, to support our further expansion. One aspect of this is the sourcing of stable supplies of polysilicon, despite increasing supply tightness in the market, through affiliates of Sumitomo Metals and Mitsubishi Materials. This puts us in a strong position with regard to raw materials procurement.

We have also developed synergies of technology with Sumitomo Metals and Mitsubishi Materials, as we produce in-house the high-purity quartz crucibles that are key components of monocrystalline ingot growers.

We have developed monocrystalline ingot growers, which have a major impact on the quality and functionality of a silicon wafer, and mirror polishing machines, which are key determinants of the process with quality of the silicon wafer, in collaboration with Sumitomo Metals and Mitsubishi Materials. The absence of external sales keeps this proprietary technology within the group.

We have also been quick to enter the business of polycrystalline silicon wafers for solar power-generation panels, a new-energy market where demand is steadily growing. Solar power-generation, a renewable source of energy that helps reduce greenhouse emissions, is a promising market expected to grow 30% annually. We leverage group strengths in procuring polysilicon, the raw material for polycrystalline silicon wafer, to improve our position in this market.

Our group leverages the strengths of our key shareholders Sumitomo Metals and Mitsubishi Materials to maintain stable operations, growth, and technological supremacy. These synergies are an important feature of our group's management.

Q What kind of company does SUMCO strive to become?

We strive to become a distinctive business enterprise that customers want to build a long-term relationship with, rather than focus on short-term market share comparisons with industry peers.

We believe it is essential that we work to quickly and precisely respond to customer needs, and also take a step further by making new proposals to customers. In short, we believe building a long-term relationship of trust with customers is imperative.

To provide customers with value-added proposals and services, we need to secure our profitability, partly by unceasing efforts to rationalize production process and other operations to lower the breakeven point.

Also, we recognize that our research and development (R&D) efforts must keep pace with the rapid technological advances of customers.

Of course the coordination and improvement of sales, production, and R&D activities are premised on a relationship of trust with suppliers and customers.

We believe our current success rests on implementing basic corporate activities in an immediate and precise manner. We understand that, as a listed company, we must make effective use of proceeds we have gathered from investors in the market, and provide timely disclosure.

We strive to be a company in which all stakeholders—investors, semiconductor manufacturing customers, suppliers, employees, and the local community—can willingly say "I'm glad I have chosen SUMCO."

In other words, we want to hear shareholders say "I'm glad to be a shareholder of SUMCO."; we want to develop a win-win relationship with customers and suppliers that say "I'm glad to be doing business with SUMCO"; we want to hear employees say "I'm glad to be working for SUMCO"; and we want to develop a prosperous co-existence with local communities that say "I'm glad to have SUMCO in my community."

We are fortunate to have talented human resources, and we believe we can build a long-term relationship with customers and all other stakeholders if each of our employees realizes his or her potential.



We believe one of the most important roles of management is "setting the stage" for employees to realize their full potential so they can fulfill their assigned roles. We believe that the maximum cumulative efforts of each employee will raise our company's caliber and contribute to greater earnings.

Q What is SUMCO's approach to corporate governance, compliance, and CSR?

We understand the importance of maintaining a good relationship with all stakeholders. Our management philosophy is to become the world's top silicon wafer manufacturer that meets customer and shareholder expectations, makes employees happy, and contributes to society.

We work to ensure speedy decision-making, fair and transparent business execution, and to disclose information in a manner as fair and timely as possible.

We are committed to strict compliance of all laws and regulations, and have prepared SUMCO CHARTER to ensure that our corporate activities are sound and socially responsible. In establishing an internal governance system, we work to make sure all employees fully understand the meaning of SUMCO CHARTER, and that it becomes firmly rooted in our corporate culture.

We aim to contribute to a rich society through the production and supply of silicon wafers, and to continuously aspire to becoming a good corporate citizen. Of course the fundamental basis for the above is that, as a manufacturer, we conduct operations in an environmentally responsible manner, and promote prosperous coexistence with local communities. We particularly hope that local communities see us as a necessary partner that contributes to activating the society through the creation of jobs and stimulating the local economy.

Q Please explain SUMCO's contingency plans for a variety of risks including natural disasters, accidents, and emergencies.

We are working to strengthen risk management with an emphasis on uninterrupted manufacturing operations even if any risks may be realized. We have established a Business Security Committee for the entire group that is in charge of clarifying and evaluating business risks that we may face, and working on prevention of accidents and preparing to cope with the situation when the risks become realized.

We are focusing particularly on ensuring stable procurement of polycrystalline silicon and other major raw materials, and ensuring stable factory operations. Also, we have established measures to minimize the impact of natural disaster and accident risks.

While we have concentrated 300mm wafer processing at our Kyushu plant (Imari) in Saga Prefecture to improve cost competitiveness and avoid technology dispersion, we believe the plant is unlikely to be damaged by an earthquake as the area has had few huge earthquakes and no active faults have been confirmed in the area. Even if an earthquake were to occur, we have built a fire and gas prevention wall at fixed intervals within the premises to minimize potential damage.

Q Please explain the SUMCO's capital and fundraising policies.

We do not intend to change the current stable shareholder structure, in which our two major shareholders collectively own a majority of our shares. Substantial amount of continuing investments are essential in the silicon wafer business, which is why we aim to raise funds in a timely manner for investments. We make comprehensive judgments concerning fundraising and investments in each fiscal period taking into account a number of factors including capital costs, ROE, EPS dilution, and expected dividends for our shareholders.

Q Please explain the SUMCO's policy concerning returning profits to shareholders; also, is there anything you would like to say to shareholders and investors?

We basically want a long-term relationship with shareholders.

Our primary source of cash for capital investment and dividends is cash flow produced from lowering the breakeven level in the production division and through everyday development, production and marketing activities. We believe sustainable growth, through meeting needs of corporate customer in a market while ensuring a close relationship with all stakeholders, is the best way to meet shareholder expectations.

SUMCO at a Glance

Mainstay Products

Monocrystalline silicon ingot

High-quality and high-purity monocrystalline silicon ingots are produced using the Czochralski (CZ) method and the Magnetic Czochralski (MCZ) method.

Monocrystalline silicon ingots are formed and processed into blocks, sliced, and polished to form silicon wafers. Monocrystalline silicon ingots are the starting material for many of our products.

We are able to ensure consistent crystal silicon quality, and choose the most optimal materials, to meet customer needs.

Polished wafer (PW)

Polished wafers are produced by polishing, both chemically and mechanically, wafers sliced out of monocrystalline silicon ingots, and have excellent flatness and cleanliness.



We can produce various external gettering layers on the back surface of polished wafers upon request.

Polished wafers are generally delivered directly to customers for use in device processing, but are also used for in-house production of epitaxial wafers, annealed wafers, and SOI wafers.

Epitaxial wafer (EW)

Epitaxial wafers, formed by depositing a thin single silicon crystal layer on polished wafers by chemical vapor deposition, offer superior crystalline quality.

Epitaxial wafers are used by customers for a wide variety of applications, including memory, logic and imaging devices.

We can also produce JIW wafers, before the epitaxial stage, with buried diffusion layers designed to meet customer design specifications.

Annealed wafer

Annealed wafers are produced by annealing polished wafers in a hydrogen or argon atmosphere to improve crystal formation on the wafer surface.

Annealed wafers improve crystal formation of the polished wafer itself while epitaxial wafers improve crystal formation on polished wafers through chemical vapor deposition of a thin single silicon crystal layer.

Our annealed wafers have a good reputation particularly for flash memory applications.

Junction isolated wafer (JIW)

Junction isolated wafers are epitaxial wafers with buried diffusion layers. We use photolithography, ion-implantation, and thermal diffusion technologies to form a buried layer on the wafer that meets customer design specifications, before epitaxial processing.

We collaborate closely with customers to form buried diffusions layers matching required IC patterns.

JIWs are mostly used in the transformers of household appliances, and in the power devices of industrial machinery.

Silicon-on-insulator (SOI) wafer

We developed silicon-on-insulator (SOI) wafers to contribute to a new generation of semiconductor devices requiring larger scale integration (LSI), lower power consumption, faster operating speed, and better reliability, by implanting an oxide layer to serve as a strong electrical insulator.

There are two methods for implanting oxide layers: 1) implanting a polished wafer with a thin oxide layer before bonding it with another polished wafer; and 2) implanting a polished wafer with a thin oxide layer near the surface through oxygen ion implantation, and then annealing. We use both implantation methods.

SOI wafers are used in devices to control plasma displays, and other devices that require quick response time. Leveraging mechanical properties of the oxide layer, SOI wafers are also used in acceleration, pressure, and other sensors to regulate car and engine performance.

We use the highest quality raw materials for the semiconductor industry, and ensure thorough quality control, to provide high-quality monocrystalline silicon wafers to meet a wide range of customer needs.



Global Network


UK
France
(Wafers)
Korea
China
Taiwan
Singapore
Indonesia
(Wafers)
Albuquerque
(Wafers)
USA
Cincinnati
(Single Crystal, Wafers)
Phoenix
(Single Crystal, Wafers)
Chitose
(Wafers)
Akita
(Japan Super Quartz Corporation)
Yonezawa
(Single Crystal, Wafers)
Noda
(SUMCO Service Corporation)
Ikuno
(Single Crystal, Wafers)
Tokyo
Head Office
Osaka
Fukuoka
Imari
(Wafers)
Wakayama
(SUMCO Solar Corporation)
Saga
(Single Crystal, Wafers)
Amagasaki
(Single Crystal)
Sales Offices
Plants
Offices
Main Subsidiaries

Production Facilities

		Siliocn Wafers									Polycrystalline silicon wafers for use in solar energy cells	High purity quartz crucibles	Reclaimed wafer
		300mm			200mm			Under 150mm					
		Single Crystal	Polished Wafer	Epitaxial Wafer	Single Crystal	Polished Wafer	Epitaxial Wafer	Single Crystal	Polished Wafer	Epitaxial Wafer			
Japan	Kyushu Plant (Imari)		●	●		●	●		●				
	Kyushu Plant (Saga)	●			●		●	●	●	●			
	Kansai Plant (Ikuno)					●		●					
	Kansai Plant (Amagasaki)				●								
	Yonezawa Plant	●			●			●	●				
	Chitose Plant						●			●			
	SUMCO Solar Corporation (Wakayama)										●		
	Japan Super Quartz Corporation (Akita)											●	
	SUMCO Technology Corporation (Noda)												●
Overseas	Cincinnati							●	●	●			
	Albuquerque						●						
	Phoenix				●	●							
	Indonesia								●				
	France									●			



Semiconductor demand exceeded our initial expectations in the fiscal year under review. Thanks to unexpectedly strong PC and mobile phone demand, and continued growth of digital consumer electronics including LCD TVs and portable music players. The silicon wafer industry benefited from a sharp increase in demand for 300mm wafers from semiconductor device manufacturers expanding production capacity, and while 200mm wafer demand was weak in the first half of the FY2005 due to inventory adjustment, demand picked up from autumn, and has remained strong thereafter.

In this favorable business environment, we expanded 300mm wafer production capacity to 380,000 wafers per month by the end of fiscal year 2005, and aggressively worked to meet rising customer demand for high-precision 200mm wafers. Sales increased 14.2% year-on-year to ¥220,527 million, operating profit 40.9% to ¥44,341 million, and net income 88.5% to ¥20,486 million, thanks to strong 300mm wafer sales and profit growth.

■ Comparison of the Growth Rates of Consolidated Net Sales and Sales of 300mm Wafers


(Unit : 100 million yen)
Consolidated net sales
Sales of 300mm wafers
2,500
2,000
1,500
1,000
500
0
14% Growth
47% Growth
Year ended January 31, 2005
Year ended January 31, 2006

■ Ratio of Overseas Sales to Consolidated Net Sales


Europe and Others
8.3%
Japan
42.6%
Asia
29.3%
Overseas
57.4%
North America
19.8%

Other SUMCO group businesses

1) Silicon wafers for Use in Solar Energy Cell

Demand is rising sharply for solar power generation panel. Thanks to heightened awareness of environmental and energy issues over the past few years. SUMCO Solar Corporation has developed original technology.

We believe our volume production system for high-quality polycrystalline silicon wafers, the core substrate of solar cells, ensures high productivity.



2) High-purity quartz crucible

Japan Super Quartz Corporation, one of our group companies, manufactures and sells high-purity quartz crucibles that holds molten silicon in the process of lifting monocrystalline silicon ingots. It enjoys top share of the global market, and aims to invest strongly in greater R&D and production to meet rising demand for higher quality silicon wafers. We expect Japan Super Quarts Corporation to contribute to group semiconductor silicon wafer production, and to expand earnings through greater external sales.



Research and Development



1. R&D sites

R&D operations are centered in Kyushu to improve efficiency while ensuring each business continues its unique research activities. Our Kyushu plant consists of the Imari and Saga plants: the Imari plant is the world's largest producer of mainstream 300mm silicon wafers, and the Saga plant, which also makes 300mm silicon crystals, carries out R&D, the results of which we rapidly feed back to our plants.

2. Basic R&D policy

Our basic R&D policy is to promote a) speedy development of high-precision, high-quality, and low-cost products; and b) research of next-generation products.

We are currently focused on a) process and volume production technologies to improve precision and quality of 300mm silicon wafers; b) process and volume production technologies to improve precision and quality of 200mm silicon wafers; and c) speeding up development of high value-added wafers for high-power and car IC applications.

3. R&D of 300mm SOI wafers

We have volume production capacity for both mainstream 65nm design rules, and next-generation 45nm design rules, for 300mm wafers. We are also developing wafers for future generation 32nm design rules.

We have already established volume production technology, using the SIMOX method, for 300mm SOI wafers geared for future low power-consumption, high-speed ICs, and continue to work to improve the technology further.

■ Rapidly Increasing Precision and Diameter


Larger diameter
Requirements for cost reduction and improved performance by our customers
200mm
300mm
2003
2004
2007
Process size
90nm
65nm
45nm
Desired quality
Technology we have for this
Flatness
0.10μm
0.065μm
Double-sided polishing (DSP)
Particles
Maximum 230 for 0.1μm or more
Maximum 120 for 0.1μm or more
Delivery line automation
Crystal defects (OSF)
Maximum 0.6 per 1cm²
Maximum 0.3 per 1cm²
Defect-free crystal growing technology

*2,539 published patent applications as of January 31, 2005 (Note 1) Quality data from ITRS 2004 UPDATE

Basic Corporate Governance Policy and Steps to Implementation

SUMCO's management recognizes that enhancing corporate value, both to fulfill its obligations to shareholders and to build and maintain good relations with other stakeholders, is a vital part of its purpose. To achieve these objectives, it has implemented the following corporate governance measures, which are designed to ensure timely decision-making as well as transparency and fairness when executing policy.

Management also strives to achieve timely, appropriate disclosure of information in the interest of enhancing transparency. SUMCO adheres strictly to all relevant laws when carrying out its operations. It has also developed and implemented SUMCO Charter of Corporate Conduct to ensure the pursuit of socially responsible, sound practices. This both sets the standards of behavior of SUMCO, its directors and employees, and occupies the highest position within SUMCO.

(1) Decision-making, execution, and audit structures, and other aspects of SUMCO's corporate governance

i) Details of the institution

a. SUMCO's board of directors consists of eight members, of whom two are external. This body takes decisions regarding important issues affecting us. The board of directors oversees the activities of its members and of executive officers from the President downward (the Company introduced an executive officer system in April 2005). The executive committee consists of 16 people, including the eight directors.

b. The Company employs two standing (full-time) corporate auditors and three external corporate auditors, consisting of an audit board with these five members. Each corporate auditor acts in accordance with policy set by the audit board, and maintains oversight of the executive committee by auditing attendance at important meetings such as those of the board of directors, the activities of the Company, and its financial position.

ii) Internal compliance and risk management

a. The board of directors meets in principle once a month, and holds extraordinary meetings at other times when needed. The board of directors elects the president and other executive officers to take responsibility for the daily operations of the Company, to take decisions related to important issues of policy and other matters, and to monitor the activities of directors and executive officers.

b. Important matters relating to the management of the Company are in principle discussed at twice-monthly meetings attended by full-time executive officers and above.

c. Executive officers, from the president down, administer the daily operations of the company in accordance with decisions taken at board of directors meetings, and based on the powers invested in them by the company's regulations.

d. Executive officers divide the daily administration of the Company under the overall supervision by the president. They direct the relevant in-house organizations to carry out policy, and take responsibility for developing and promoting activities compatible with basic policies.

e. The Company's personnel structure is designed both to enhance corporate value through the effective administration of responsibilities, to set clear objectives for each division and employee, and to compensate employees in line with achievement of those objectives.

f. The Company has increased the number of external corporate auditors from two to three to further enhance its oversight capabilities.

g. Independent accounting audits are carried out by Deloitte Touche Tohmatsu which were appointed at the seventh annual meeting of shareholders held on April 27, 2006. Information and opinions, including audit plans, reports and explanations of their progress and results, are exchanged among the corporate auditors, the audit committee, and the independent accountants.

h. The Company, its directors and employees work to ensure full compliance with all relevant laws and regulations and with the directions of SUMCO CHARTER. This CHARTER designates a director with responsibility for ensuring compliance.
i. The Company also strives to expand and strengthen internal compliance by maintaining an audit group



reporting directly to the president and responsible for in-house audit activities through oversight of efficiency and compliance with relevant laws and standards.

j. The Business Security Committee is responsible for risk management across the entire group. The Environmental Safety and Disaster Prevention Management Committee is responsible for ensuring the safety of employees, preventing environmental pollution and accidents. It sets rules and guidelines, carries out training, and creates and distributes manuals to eliminate or reduce risk. It also sets crisis management rules to ensure an adequate response to emergencies.

k. Other individual risks, such as quality, are the responsibility of each department. Whenever necessary a special team may from time to time be organized internally, absorbing various specialists on a company-wide basis, to take appropriate actions towards any quality concern.

(2) Moves during the past year to enhance corporate governance

SUMCO took the following steps to enhance corporate governance during the year from February 1, 2005 to January 31, 2006 as follows:

On 26 April, an executive officer system was introduced, which seeks to promote timely decision-making and flexible implementation of policies by separating decision-making/audit and executive functions.

On 1 February, SUMCO CHARTER was adopted. This clarifies the rules that must be strictly followed by directors and employees when carrying out their tasks, and provides compliance education via the General Affairs Department.

On 5 July, the Business Security Committee was established to assess risk affecting SUMCO's ongoing activities, to develop measures to avert such risk, and to study measures in the event that any risk becomes actual. This means SUMCO is positioned to deal with risk on a group-wide basis.

■ Corporate Governance Structure



General Meeting of Shareholders
Appointment/Dismissal
Appointment/Dismissal
Board of Directors (Directors)
Managerial Decision-Making and Supervision
Board of Corporate Auditors
(Corporate Auditors)
Appointment
/Dismissal
/Supervision
Management Conference
Deliberation on Important Issues
Auditors
Accounting Audit
Executive Officers
Execution of Overall Business Activities
Audit Office
Internal Audit
Internal Organizations
Execution of Day-to-Day Operations

Management's Discussion and Analysis

SUMCO Corporation

Highlights

Initial public offering: The key event impacting the financial statements of SUMCO group during the year ended January 31, 2006 was the initial public offering with listing of our shares on Tokyo Stock Exchange on November 17, 2005, at which time, 43,620,000 shares were offered to public, including a new issue by the Company of its 19.2 million shares. This resulted in an increase in our capital by ¥23,674 million and an increase in capital surplus by ¥36,518 million. The Company's shares began to be traded on the First Section of the Tokyo Stock Exchange on November 17, 2005. Also noteworthy was the change in corporate name on August 1, 2005 from "Sumitomo Mitsubishi Silicon Corporation" to "SUMCO Corporation".

Overview

Principal Operations

SUMCO group is consisting of SUMCO Corporation, six domestic subsidiaries (five consolidated and one unconsolidated), 14 overseas subsidiaries (12 consolidated and two unconsolidated), and one domestic affiliate (not accounted for by the equity method).

In turn, SUMCO belongs to the corporate groupings of Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation. However, it manages the business independently, and has all the commercial transactions with these two major shareholders with terms and conditions on an arm's length basis.

We conduct business that relates solely to high-purity silicon, and reports financial results in a single business segment. The overwhelming majority of income derives from the manufacture and sale of silicon wafers for semiconductors; sales of other products consisting of silicon wafers for solar energy cells and high-purity quartz crucibles used in the manufacturing of silicon wafers.

SUMCO Corporation was incorporated in July 1999 to develop and produce 300mm (12-inch) wafers. We expect the area of the 300mm silicon wafer market to expand most rapidly in coming years. Based on this view, we will continue to make substantial investments to expand 300mm wafer manufacturing capacity from the January 2006 level of 380,000 wafers per month. Sales of 300mm wafers accounted for approximately one third of the consolidated net sales during the fiscal year under review, and became a major generator of our profit. Management has therefore concentrated its resources in this area.

Operating Environment

Favorable conditions for growth: The world market for silicon wafers historically correlates strongly with global demand for semiconductor devices, which in turn is significantly affected by the macro-economic trends. In the year 2005, sales of wafers in the market, measured in square inches of silicon wafers shipped, increased approximately 6% over that of the previous year which is the historical high, while the market for semiconductor devices expanded by 6.8%. Demand for PCs and mobile phones was greater than anticipated, while sales of digital consumer electronics products such as LCD televisions and portable music players increased steadily. Positives included generally favorable economic conditions, highlighted by ongoing economic expansion in the US, southeast Asia and China. Japan benefited from improved corporate profits, a recovery in consumer spending, expanded capital spending, and an improving labor market.

Notwithstanding these favorable market environment net sales of 300mm wafers continued to grow rapidly as semiconductor manufacturers installed new production lines. A temporary inventory correction affected net sales of 200mm wafers (still the largest-selling wafer size in terms of value total sales in 2005) in the first half of the fiscal year, but demand recovered in the second half and remained robust from early autumn of 2005.

Expansion of Manufacturing Capacity

Growth in 300mm wafers: SUMCO group took advantage of this growth in market demand for 300mm wafers as a whole, which generally command higher unit pricing, by expanding production capacity to 380,000 wafers per month. It is intended to be built further, to 700,000 by the end of March 2008. Our focus in the market for 200mm and smaller wafers is to expand production of low-defect crystal and double-sided polished wafers to meet customer demand for high-precision materials.

Sales

Net sales for the year were ¥220,527 million, an increase of ¥27,403 million (14.2%) over the ¥193,123 million of the previous year. This was the result principally of a steady increase in demand for PCs, mobile phones, digital consumer electronics, etc. The principal driver of sales growth was demand for mainstay 300mm wafers.

Cost of sales

The cost of sales was ¥156,415 million, an increase of ¥13,044 million over the previous year. The increase resulted principally from the increase of net sales: the gross profit margin improves from 25.8% to 29.1%. This resulted principally from an improvement in productivity, caused by the increase in net sales, and by rising yields and progress in cost reductions through measures such as controlling employee numbers.

Selling, general and administrative expenses

The ratio of SG&A expenses to net sales was 9.0%, showing an improvement of 0.5 point from the previous year.

Operating profit

As a result of these factors, operating profit rose by ¥12,873 million (40.9%) over the previous year, to ¥44,341 million. The operating profit margin improved from 16.3% to 20.1%.

Other income (expenses)

Other expenses(net) declined by ¥837 million, from ¥10,139 million to ¥9,302 million. Although certain expenses increased, including the loss incurred with business restructuring and the foreign exchange loss, due to absence of the additional payment and related expenses for employees' retirement benefits and special depreciation and amortization loss on fixed assets, the other expenses (net) improved. In the previous year, we had losses related to business restructuring in the amount of ¥891 million which was particularly related to our operation in the United States, the special depreciation and amortization loss on fixed assets in the previous year in the amount of ¥1,219 million which was attributable to temporary write-offs of obsolete assets related to the removal of the 200mm wafer processing line at the Yonezawa plant to the Kansai plant to achieve a more efficient production structure, and the additional payment and related expenses for employees' retirement benefits amounting to ¥1,509 million for early retirement costs.

Income taxes

Income taxes rose from ¥10,392 million to ¥14,449 million in the year under review. This represents a decline in the effective income tax rate after adjustment from 48.7% to 41.2%.

Net income

As a result of these factors, net income was ¥20,486 million (9.3% margin to net sales), compared with ¥10,866 million in the previous year (5.6% margin).

Current assets

Total current assets increased by ¥23,654 million (22.9%) over the previous year, to ¥126,772 million. This was the result principally of a ¥16,150 million rise in cash and time deposits following the initial public offering in November 2005, and an ¥8,105 million increase in notes and accounts receivable, trade, due to the expansion of sales.

Property, plant and equipment and Investments and other assets

The capital expenditure made to expand capacity for production of 300mm wafers led to a ¥15,724 million (8.8%) increase in net property, plant and equipment to ¥194,148 million. Total investments and other assets declined ¥5,356 million (14.7%), to ¥31,014 million. This was due principally to a ¥3,634 million decline in deferred income tax assets.

Current liabilities

Total current liabilities declined ¥15,087 million (11.7%) from the previous year, to ¥113,725 million. Accrued

■ Changes in the Component Ratio of 300mm Wafers to Consolidated Sales


Others
300mm
FY Ended Jan.
2005
FY Ended Jan.
2006
FY Ending Jan.
2007 Forecast

■ Changes in the Component Ratio of 300mm Wafers to Consolidated Operating Profit


Others
300mm
2006
FY Ending Jan.
2007 Forecast

income tax increased ¥8,980 million due to the rise in taxable income, but short-term bank loans declined by ¥18,573 million and notes and accounts payable, construction and other, declined by ¥4,179 million.

Long-term liabilities

Total long-term liabilities declined ¥32,314 million (29.7%) from the previous year, to ¥76,359 million. This was principally because long-term debt declined ¥33,229 million.

Shareholders' equity

Total shareholders' equity increased ¥81,322 million (101.2%) over the previous year, to ¥161,680 million. Capital stock increased ¥23,674 million and the capital surplus ¥36,518 million as a result of the initial public offering, and retained earnings increased ¥20,486 million. The shareholders' equity ratio rose by 20.6 points, from 25.3% to 45.9%.

Cash Flow

Cash and time deposits at the end of the year to January 31, 2006 increased from ¥14,002 million to ¥30,152 million. This was attributable to consolidated cash flow of the net cash of ¥62,895 million provided by operating activities, and the net cash of ¥5,835 million provided by financing activities, which were largely off set by the net cash of ¥52,700 million used in investing activities.

Net cash provided by operating activities was ¥62,895 million, an increase of ¥13,530 million from the previous year. This was due mainly to the increase in income before income taxes and minority interests, from ¥21,328 million to ¥35,039 million.

Net cash used in investing activities was ¥52,700 million, increased by ¥17,532 million due mainly to a ¥16,604 million increase in payments for purchases of fixed assets. The main contributing factor for such increase was an increase in capital expenditure related to the expansion of 300mm wafer capacity.

Net cash (used in) provided by financing activities was ¥5,835 million, an increase of ¥36,898 million. Major contributing factors included proceeds of ¥60,192 million from the initial public offering, and decrease of ¥18,740 million in short-term bank loans, net, and repayments of ¥36,617 million of long-term debt.

Capital Expenditure

Capital expenditure totaled ¥49,031 million. The principal item of investments was ¥42,744 million on the expansion of 300mm wafer production facilities and the upgrading of 200mm lines for higher precision and higher quality. We also spent ¥2,506 million to expand capacity for production of solar cell-use silicon wafers at our subsidiary, SUMCO Solar.

Business Risks

We have identified the following as risk factors which may adversely affect the results of our operation and we shall endeavor to avoid such risks to be realized and take measures to deal with them when they occur. However, please note that these risk factors may materially affect our business and business results.

(1) Business environment

We are engaged in manufacture and sale of silicon wafers and are, accordingly, may be materially and adversely affected by various factors having impact on the semiconductor and related business industries, including but not limited to, rapid development of technology and products, changes in customer demand and trend, decline of market prices, concentration of and reliance on limited number of large customers, severe competition in the market and rapid changes in the competitive environment, and changes in customer preferences. Cyclical changes in the semiconductor device market conditions (the silicon cycle), in particular, may affect the results of operation of SUMCO group in the future.

(2) Group products, etc.

The prices of semiconductors used in our products have shown a general trend of decline as the sales volume increases after release in the market. Our business plan has been formulated, taking into account such general trend of decline of the prices of our products in the markets, but we shall simultaneously make an every effort on an increase of sales volume of our products by mass-production as well as an efficiency of productivities and yield rate of products by improving the production process. If, however, the sales prices decline greater than anticipated due to market fluctuation in prices of our products or for other reasons, we may have an adverse effect on the future results of our operation.

In addition to the above, we may have adverse effect on our results of operation in future, if we may have defects in a quality of our products (e.g., when our products do not meet the requisite specifications or dimension or mal-function of products, we may face material claims from the customers.) or if we may not achieve an improvement of productivity (e.g., our profitability may be eroded if we may not continuously improve our productivity by increasing the yield rate of our products and by achieving further efficiency in production process, or if we may face decrease in productivity or have difficulties in our continuous supply of certain products due to discontinuance or substantial delay in our manufacturing process based on accident or



otherwise).

In addition, SUMCO Solar Corporation, our consolidated subsidiary, is engaged in manufacturing of silicon wafers for use in solar cells. The demand for these products is rapidly expanding due to mounting social interests in environmental problems since the solar cells are one of the possible solutions to energy problems. Accordingly, the group has an intention to further expand the production capacity in terms of silicon wafers for use in such solar cells. Nevertheless, due to the tight supply of multi-crystalline silicon, the relevant raw materials therefore, there is no assurance that our sales of these products will expand as we currently anticipate; and, like semiconductor wafers, our future business performance may be adversely affected.

(3) Materials pricing

The main raw material in the silicon wafer production process is polysilicon. Significant increase in the demand for polysilicon from manufacturers of wafers for use in solar energy cells, combined with expanded production of wafers for semiconductor devices, has caused supply tightness and has driven prices higher. We expect this trend to continue for the foreseeable future. We may face difficulties in procurement of polysilicon due to further expected expansion of demand beyond the production capacity of polysilicon manufacturers. Such price increases and sourcing difficulties could adversely affect our earnings, as well as our plans for further growth.

(4) Future capital expenditure

We have made and plan to make further capital expenditure based on our current expansion of demand for 300mm wafer businesses. Our results of operation and financial position may, however, be affected if demand for 300mm wafers may not expand and increase as we currently expect, if the level of our capital expenditure may not be sufficient to meet the growth in product demand or if our plan of construction of facilities in our plant may not be implemented in a timely manner and delay.

(5) Technology and R&D

Given the rapid technological changes and development in the semiconductor industry in which we carry out our business, we have incurred and will incur substantial amount of R&D costs and expenses with an emphasis on 300mm wafers and other high value added products, such as SOI wafers. There is, however, no assurance that our new technology so developed by our R&D activities are accepted by, and will meet the demand of, our customers. Business plans and results and financial position may be affected if our R&D activities fail to achieve the expected results.

(6) Intellectual property rights

To maintain our competitiveness in the market, we consider the intellectual property rights are one of the key to our success. There is, however, no guarantee that the patents which we own are sufficient to protect the intellectual property rights of SUMCO group. Also, in the event SUMCO group has unknowingly used technology in which a third party has been granted a patent, such third party may take action for an injunction to cease our usage of such technology and may claim damages, alleging that our products infringe on such third party's intellectual property rights. In such case, we may have adverse effect on our results of operation.

(7) Developments in overseas markets

Production and marketing activities of SUMCO group are substantially made in overseas markets and involve a risk associated with various factors, such as the fluctuation of exchange rates, economic and political situations, legislative restrictions, taxation systems and restrictions on foreign exchange in each country and area, as well as by disputes, occurrence of terrorism or natural disasters, outbreak of infectious diseases, differences in social and labor practices, and the degree of development of infrastructures in those countries and areas.

(8) Environmental restrictions

Our manufacturing of products and other operations are strictly regulated by laws and regulations in each jurisdiction in and outside of Japan, particularly by environmental laws, in terms of such matters as air and water emissions, use and storage of hazardous materials, disposal of industrial waste, soil and underground water contamination, and we may be subject to investigation and remedy if we fail to comply with the requirement under laws and regulations.

(9) Natural disasters and accidents

Our business and business results may be affected by the occurrence of unexpected contingencies in each manufacturing facilities, including a halting of production, damages to production facilities and equipment and restrictions on supply of water or electric power as a result of natural disasters, such as earthquakes, typhoons, tsunamis and volcanic activities, and any other unforeseen factors, such as accidents, fires and terrorism.

(10) Business results and financial position

Although we believe that restructuring within SUMCO group has largely been completed, our business results and financial position may be affected in the event further business restructuring is required due to substantial changes in our business environment or for any other reasons.

Consolidated Balance Sheets

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥ 15,002	**¥ 31,152**	**$ 264,561**
Notes and accounts receivable:			
Trade (Note 6)	43,178	**51,283**	**435,524**
Other	874	**320**	**2,718**
	44,052	**51,603**	**438,242**
Allowance for doubtful accounts	(19)	**(21)**	**(178)**
	44,033	**51,582**	**438,064**
Inventories (Note 5)	37,554	**40,016**	**339,839**
Deferred income tax assets (Note 9)	3,910	**2,841**	**24,127**
Prepaid expenses and other current assets	2,618	**1,181**	**10,029**
Total current assets	103,117	**126,772**	**1,076,620**
Property, plant and equipment:			
Land (Notes 2(6) and 6)	15,521	**15,661**	**133,002**
Buildings and structures (Note 6)	90,737	**104,215**	**885,053**
Machinery and equipment (Note 6)	346,163	**385,993**	**3,278,072**
Construction in progress	16,435	**10,195**	**86,582**
Total	468,856	**516,064**	**4,382,709**
Accumulated depreciation	(290,432)	**(321,916)**	**(2,733,894)**
Net property, plant and equipment	178,424	**194,148**	**1,648,815**
Investments and other assets:			
Investment securities (Notes 4 and 6)	366	**336**	**2,854**
Investments in unconsolidated subsidiaries and affiliates	75	**88**	**747**
Consolidation goodwill	15,960	**15,022**	**127,575**
Software	5,164	**5,157**	**43,796**
Deferred income tax assets (Note 9)	11,077	**7,443**	**63,210**
Other assets	3,728	**2,968**	**25,207**
Total investments and other assets	36,370	**31,014**	**263,389**
Total assets	¥317,911	**¥351,934**	**$2,988,824**

See Notes to Consolidated Financial Statements.



	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Liabilities and Shareholders' equity			
Current liabilities:			
Short-term bank loans (Note 6)	¥ 48,407	**¥ 29,834**	**$ 253,367**
Current portion of long-term debt (Note 6)	35,961	**34,427**	**292,374**
Notes and accounts payable:			
Trade	16,886	**16,609**	**141,053**
Construction and other	19,859	**15,680**	**133,164**
	36,745	**32,289**	**274,217**
Accrued income taxes	753	**9,733**	**82,658**
Other current liabilities	6,947	**7,442**	**63,201**
Total current liabilities	128,813	**113,725**	**965,817**
Long-term liabilities:			
Long-term debt (Note 6)	96,228	**62,999**	**535,023**
Liability for retirement benefits (Note 7)	8,739	**9,798**	**83,210**
Deferred income tax liabilities (Note 9)	403	**478**	**4,059**
Deferred income tax liabilities on revaluation reserve for land (Notes 2(6) and 9)	1,785	**1,785**	**15,159**
Other long-term liabilities	1,518	**1,299**	**11,033**
Total long-term liabilities	108,673	**76,359**	**648,484**
Minority interests	67	**170**	**1,444**
Commitments and contingent liabilities (Notes 13, 14 and 16)			
Shareholders' equity (Notes 8 and 18):			
Capital stock	58,500	**82,174**	**697,868**
Common stock			
Authorized — 79,600 shares in 2005 and 402,000,000 shares in 2006			
Issued — 67,000 shares in 2005 and 119,700,000 shares in 2006			
Capital surplus	9,859	**46,377**	**393,860**
Retained earnings	12,000	**32,486**	**275,890**
Revaluation reserve for land (Note 2(6))	2,253	**2,253**	**19,134**
Net unrealized gain on available-for-sale securities	23	**47**	**399**
Foreign currency translation adjustments	(2,277)	**(1,657)**	**(14,072)**
Treasury stock — 8 shares in 2006		**(0)**	**(0)**
Total shareholders' equity	80,358	**161,680**	**1,373,079**
Total liabilities and shareholders' equity	¥317,911	**¥351,934**	**$2,988,824**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Net sales (Note 17)	¥193,123	**¥220,527**	**$1,872,841**
Cost of sales	143,371	**156,415**	**1,328,365**
Gross profit	49,752	**64,112**	**544,476**
Selling, general and administrative expenses (Note 10)	18,285	**19,771**	**167,907**
Operating profit	31,467	**44,341**	**376,569**
Other income (expenses):			
Interest and dividend income	62	**87**	**739**
Interest expense	(3,973)	**(3,485)**	**(29,597)**
Gain on sales of fixed assets	643	**290**	**2,463**
Loss on sales and disposals of fixed assets	(1,551)	**(1,223)**	**(10,386)**
Loss incurred with business restructuring (Note 11)	(891)	**(1,515)**	**(12,866)**
Additional payment and related expense for employees' retirement benefits	(1,509)		
Special depreciation and amortization loss on fixed assets (Note 12)	(1,219)		
Foreign exchange loss	(209)	**(1,906)**	**(16,187)**
Other, net	(1,492)	**(1,550)**	**(13,164)**
Other expenses, net	(10,139)	**(9,302)**	**(78,998)**
Income before income taxes and minority interests	21,328	**35,039**	**297,571**
Income taxes (Note 9):			
Current	929	**9,741**	**82,726**
Deferred	9,463	**4,708**	**39,983**
Total	10,392	**14,449**	**122,709**
Minority interests	70	**104**	**883**
Net income	¥ 10,866	**¥ 20,486**	**$ 173,979**

	Yen		U.S. dollars (Note 1)
	2005	**2006**	**2006**
Per share of common stock (Notes 2(17) and 18):			
Basic net income	¥208,639.39	**¥195.61**	**$1.66**
Cash dividends applicable to the year		**20.00**	**0.17**
Pro forma reflecting common stock split (Note 8)			
Basic net income	¥ 108.12	**¥195.61**	**$1.66**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2005 and 2006

	Number of Shares	
	2005	**2006**
Common stock:		
At beginning of year	47,000	**67,000**
Conversion from preferred stock (Note 8)	20,000	
Stock split of common stock (Note 8)		**100,433,000**
Issuance of common stock (Note 8)		**19,200,000**
At end of year	67,000	**119,700,000**
Preferred stock:		
At beginning of year	400	
Conversion to common stock (Note 8)	(400)	
At end of year		

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Capital stock:			
Balance at beginning of year	¥ 58,500	**¥ 58,500**	**$ 496,815**
Issuance of common stock (Note 8)		**23,674**	**201,053**
Balance at end of year	¥ 58,500	**¥ 82,174**	**$ 697,868**
Capital surplus:			
Balance at beginning of year	¥ 64,972	**¥ 9,859**	**$ 83,728**
Offset by accumulated deficit	(55,113)		
Issuance of common stock (Note 8)		**36,518**	**310,132**
Balance at end of year	¥ 9,859	**¥ 46,377**	**$ 393,860**
Retained earnings (accumulated deficit):			
Balance at beginning of year	¥(53,975)	**¥ 12,000**	**$ 101,911**
Offset by capital surplus	55,113		
Net income	10,866	**20,486**	**173,979**
Decrease due to reversal of revaluation reserve for land (Note 2(6))	(4)		
Balance at end of year	¥ 12,000	**¥ 32,486**	**$ 275,890**
Revaluation reserve for land:			
Balance at beginning of year	¥ 2,249	**¥ 2,253**	**$ 19,134**
Increase, net	4		
Balance at end of year	¥ 2,253	**¥ 2,253**	**$ 19,134**
Net unrealized gain on available-for-sale securities:			
Balance at beginning of year	¥42	**¥ 23**	**$ 195**
Net change	(19)	**24**	**204**
Balance at end of year	¥23	**¥ 47**	**$ 399**
Foreign currency translation adjustments:			
Balance at beginning of year	¥ (2,057)	**¥ (2,277)**	**$ (19,337)**
Net change	(220)	**620**	**5,265**
Balance at end of year	¥ (2,277)	**¥ (1,657)**	**$ (14,072)**
Treasury stock:			
Balance at beginning of year			
Increase, net		**¥ (0)**	**$ (0)**
Balance at end of year		**¥ (0)**	**$ (0)**
Total	¥ 80,358	**¥161,680**	**$1,373,079**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

SUMCO CORPORATION and Consolidated Subsidiaries
Years ended January 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	**2006**	**2006**
Operating activities:			
Income before income taxes and minority interests	¥21,328	**¥35,039**	**$297,571**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	34,728	**35,251**	**299,372**
Amortization of consolidation goodwill	937	**938**	**7,966**
(Decrease) increase in allowance for doubtful accounts	(17)	**0**	**0**
Increase in liabilities for retirement benefits	555	**1,059**	**8,994**
Interest and dividend income	(62)	**(87)**	**(739)**
Interest expense	3,973	**3,485**	**29,597**
Net loss on sales and disposal of fixed assets	779	**827**	**7,023**
Increase in notes and accounts receivable, trade	(5,095)	**(7,575)**	**(64,331)**
Increase in inventories	(2,440)	**(1,306)**	**(11,091)**
(Increase) decrease in other current assets	(1,178)	**2,128**	**18,072**
Increase (decrease) in notes and accounts payable, trade	1,753	**(1,530)**	**(12,994)**
(Decrease) increase in other current liabilities	(1,232)	**526**	**4,467**
Other, net	(190)	**(1,091)**	**(9,266)**
Subtotal	53,839	**67,664**	**574,641**
Interest and dividend received	62	**85**	**722**
Interest paid	(4,006)	**(3,557)**	**(30,208)**
Income taxes paid	(530)	**(1,297)**	**(11,015)**
Net cash provided by operating activities	49,365	**62,895**	**534,140**
Investing activities:			
Payments for purchases of fixed assets	(37,011)	**(53,615)**	**(455,329)**
Proceeds from sales of fixed assets	3,176	**1,119**	**9,503**
Payments for purchase of minority interests	(68)		
Proceeds from sale of investment securities		**86**	**730**
Other, net	(1,265)	**(290)**	**(2,462)**
Net cash used in investing activities	(35,168)	**(52,700)**	**(447,558)**
Financing activities:			
Decrease in short-term bank loans, net	(10,942)	**(18,740)**	**(159,152)**
Proceeds from long-term debt	10,295	**1,000**	**8,493**
Repayments of long-term debt	(30,416)	**(36,617)**	**(310,972)**
Proceeds from issuance of common stock (Note 8)		**60,192**	**511,185**
A payment for purchase of treasury stock		**(0)**	**(0)**
Net cash (used in) provided by financing activities	(31,063)	**5,835**	**49,554**
Foreign currency translation adjustments on cash and cash equivalents	47	**120**	**1,019**
Net (decrease) increase in cash and cash equivalents	(16,819)	**16,150**	**137,155**
Cash and cash equivalents at beginning of year	30,821	**14,002**	**118,913**
Cash and cash equivalents at end of year (Note 3)	¥14,002	**¥30,152**	**$256,068**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements



Years ended January 31, 2005 and 2006

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of SUMCO CORPORATION (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from accounting principles generally accepted in the United States of America.

The accounts of foreign subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.75 to $1, the rate of exchange at January 31, 2006. Such translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements as of January 31, 2005 and 2006 include the accounts of the Company and its 17 significant subsidiaries (together, the "Group").

Under the control concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated.

Investments in unconsolidated subsidiaries and affiliates are stated at cost, except that appropriate write-downs are recorded for investments in companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition (" consolidation goodwill") is amortized over 20 years on a straight-line basis.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

(2) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits, all of which mature within three months of the date of acquisition.

(3) Inventories

Inventories are stated principally at cost, determined by the average method.

(4) Investment securities

Investment securities are all classified as available-for-sale. Such securities with available fair values are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Available-for-sale securities with no available fair values are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(5) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment,

except buildings, of the Company and its consolidated domestic subsidiaries is computed principally by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is principally applied to buildings of the Company and its consolidated domestic subsidiaries, and to the property, plant and equipment of consolidated foreign subsidiaries. The useful lives are principally 31 years for buildings and structures and 7 years for machinery and equipment.

(6) Land revaluation

Under the "Law of Land Revaluation", the predecessor company, which was merged into the Company on February 1, 2002, elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2000. The revaluation reserve for land represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity without any effect on the income. Subsequent readjustment is not permitted unless the land value declines significantly in which case the amount of the decline in value should be removed from the revaluation reserve for land account and related deferred tax liabilities accordingly. As at January 31, 2006, the carrying amount of the land after the above one-time revaluation exceeded the fair value by ¥2,351 million ($19,966 thousand).

(7) Long-lived assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets. These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company and its consolidated domestic subsidiaries elected early adoption of the new accounting standard for impairment of fixed assets from the year ended January 31, 2005. The Company and its consolidated subsidiaries reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Group has recognized no impairment losses.

(8) Software

Certain costs incurred to develop computer software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of 5 years.

(9) Retirement benefits and pension plans

The Company and certain consolidated subsidiaries have non-contributory defined benefit pension plans and unfunded retirement benefit plans for employees. The Company and its domestic consolidated subsidiaries account for the liability for retirement benefits based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

(10) Research and development costs

Research and development costs are charged to expenses as incurred.

(11) Leases

Finance leases that are deemed to transfer ownership of the leased property to the lessee are capitalized. Other finance leases are accounted for as operating lease transactions with certain "as if capitalized" information disclosed in the notes to consolidated financial statements in accordance with Japanese GAAP.

(12) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets



and liabilities. Deferred taxes are measured by applying currently enacted tax rates to the temporary differences.

A valuation allowance is recognized against deferred tax assets when, based on an estimation of future taxable income and the weight of available evidence, it is determined that the assets are not expected to be recoverable.

(13) Appropriations of retained earnings or disposition of accumulated deficit

Appropriations of retained earnings or disposition of accumulated deficit are reflected in the financial statements for the following year upon shareholders' approval.

(14) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. Foreign exchange gains and losses from translation are recognized in the statement of income.

(15) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date of the subsidiaries, except for shareholders' equity, which is translated at the historical exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(16) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts and interest rate swaps are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

All foreign exchange forward contracts employed to hedge foreign exchange exposures are measured at the fair values and the unrealized gains or losses are recognized in income or loss, except that effective February 1, 2005, foreign exchange forward contracts that are used as hedges for forecasted export sales transactions and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the underlying forecasted export sales transactions are recognized. As a result of this change, other expenses decreased by ¥1 million ($8 thousand) and income before income taxes and minority interests increased by ¥1 million ($8 thousand), respectively as compared with amounts resulting from the application of the previous accounting policy.

Interest rate swaps which are used as hedges and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the related losses or gains on the hedged items are recognized. However, certain interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair values. The differential paid or received under the swap agreements is recognized and included in interest expense.

(17) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding during the period, retroactively adjusted for stock splits effected on May 12, 2005.

Diluted net income per share is not disclosed because the Company does not issue any dilutive securities.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. Reconciliation to cash and cash equivalents

The reconciliations of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows at January 31, 2005 and 2006, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	**2006**	**2006**
Cash and time deposits per the balance sheets	¥15,002	**¥31,152**	**$264,561**
Time deposits with original maturities of more than three months	(1,000)	**(1,000)**	**(8,493)**
Cash and cash equivalents per the statements of cash flows	¥14,002	**¥30,152**	**$256,068**

4. Investment securities

The carrying amounts and aggregate fair values of available-for-sale securities with available fair values at January 31, 2005 and 2006 were as follows:

January 31, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 61	¥52	¥14	¥99
Debt securities	244			244

January 31, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 58**	**¥87**	**¥7**	**¥138**
Debt securities	**190**			**190**

January 31, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Thousands of U.S. dollars)			
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 493**	**$738**	**$59**	**$1,172**
Debt securities	**1,614**			**1,614**

Available-for-sale securities whose fair value is not readily determinable as of January 31, 2005 and 2006 were as follows:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale:			
Equity securities	¥23	**¥8**	**$68**

Total sale amounts of available-for-sale securities sold and gains, in the years ended January 31, 2005 and 2006, were as follows:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Sales amount		**¥86**	**$730**
Gains		**8**	**68**



5. Inventories

Inventories at January 31, 2005 and 2006 consisted of the following:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Finished products	¥14,117	**¥12,661**	**$107,524**
Work in process	9,297	**10,018**	**85,079**
Raw materials and supplies	14,140	**17,337**	**147,236**
Total	¥37,554	**¥40,016**	**$339,839**

6. Short-term bank loans and long-term debt

Short-term bank loans outstanding at January 31, 2005 and 2006 consisted of the following:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Collateralized	¥ 389	**¥ 224**	**$ 1,902**
Unsecured	48,018	**29,610**	**251,465**
Total short-term bank loans	¥48,407	**¥29,834**	**$253,367**

The average interest rate per annum for short-term bank loans was 1.2% and 1.3% at January 31, 2005 and 2006, respectively.

Long-term debt at January 31, 2005 and 2006 consisted of the following:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Loans from banks, insurance companies and other financial institutions, due serially through 2012 — with an average interest rate of 2.2% per annum:			
Collateralized	¥ 22,065	**¥17,467**	**$148,340**
Unsecured	95,142	**67,731**	**575,210**
Lease obligations, due serially through 2014 — with an average interest rate of 4.1% per annum:	14,982	**12,228**	**103,847**
Total Long-term debt	132,189	**97,426**	**827,397**
Less current portion	(35,961)	**(34,427)**	**(292,374)**
Long-term debt, less current portion	¥ 96,228	**¥62,999**	**$535,023**

Annual maturities of long-term debt as of January 31, 2006 for the next five years and thereafter are as follows:

Year Ending January 31,	(Millions of yen)	(Thousands of U.S. dollars)
2007	**¥34,427**	**$292,374**
2008	**28,734**	**244,025**
2009	**16,502**	**140,144**
2010	**9,553**	**81,130**
2011	**5,165**	**43,864**
2012 and thereafter	**3,045**	**25,860**
Total	**¥97,426**	**$827,397**

Assets pledged as collateral for short-term bank loans and long-term debt at January 31, 2005 and 2006, were as follows:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Notes and accounts receivable, trade	¥ 54	**¥ 61**	**$ 518**
Land	6,846	**6,802**	**57,766**
Buildings and structures	16,999	**16,853**	**143,125**
Machinery and equipment	20,002	**20,131**	**170,964**
Investment securities	238	**190**	**1,614**
Total	¥44,139	**¥44,037**	**$373,987**

7. Retirement and pension plans

The Company and certain consolidated subsidiaries have retirement benefit plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum retirement benefit from the Company or from certain consolidated subsidiaries and annuity payments from a trustee.

The liability for employees' retirement benefits at January 31, 2005 and 2006 consisted of the following:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥21,680	¥23,116	$196,314
Fair value of plan assets	(9,848)	(12,132)	(103,032)
Unrecognized actuarial loss	(2,308)	(606)	(5,146)
Unrecognized prior service cost	(1,094)	(960)	(8,153)
Net liability	¥ 8,430	¥ 9,418	$ 79,983

The components of net periodic benefit costs for employees' retirement benefit plans are as follows:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥1,495	¥1,430	$12,144
Interest cost	392	422	3,584
Expected return on plan assets	(229)	(242)	(2,055)
Recognized actuarial loss	127	245	2,081
Amortization of prior service cost	134	134	1,138
Net periodic benefit costs	¥1,919	¥1,989	$16,892

The Group has also paid additional retirement benefits to employees relating to restructurings amounting to ¥1,636 million and ¥111 million ($943 thousand) for the years ended January 31, 2005 and 2006, respectively. These payments are not included in net periodic benefit costs above, and certain of such payments in 2005 and all such payments in 2006 are included in loss incurred with business restructuring in the consolidated statements of income.

Assumptions used for the years ended January 31, 2005 and 2006 are set forth as follows:

	2005	**2006**
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	2.5%	2.5%
Amortization period of prior service cost	10 years	10 years
Recognition period of actuarial gain/loss	10 years	10 years

The liability for retirement benefits for directors and corporate auditors at January 31, 2005 and 2006 was ¥309 million and ¥380 million ($3,227 thousand), respectively.

The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders in accordance with the Japanese Commercial Code (the "Code").



8. Shareholders' equity

The Code requires that all shares are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus.

The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares does not generally give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash appropriations of retained earnings applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of the capital stock balance. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock balance may be available for dividends by resolution of the shareholders. The legal reserve and additional paid-in-capital may be used to eliminate or reduce a deficit by the resolution of shareholders' meeting or may be capitalized by the resolution of Board of Directors.

The maximum amount that the Company can distribute as dividends is calculated based on the nonconsolidated financial statements of the Company in accordance with the Code. The maximum amount available for dividends under the Code was ¥32,374 million ($274,938 thousand) as of January 31, 2006.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders' meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim semi-annual period. Such dividends are payable to shareholders of record as of the end of each fiscal year or semi-annual period. Appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period when the approval has been obtained. Retained earnings at January 31, 2006 include amounts representing the year-end cash dividends and bonuses to directors (and corporate auditors) approved at the shareholders' meeting held on April 27, 2006 as discussed in Note 18.

In the year ended January 31 2005, the Company transferred ¥55,113 million of capital surplus to reduce accumulated deficit in accordance with resolutions of the shareholders' meeting held on April 28, 2004.

On October 31, 2004, all shares of preferred stock, which were 400 shares issued on February 6, 2002 at issuance price per share of ¥50 million, were converted to 20,000 shares of common stock.

A 1,500-for-1 common stock split was approved at a meeting of the Board of Directors held on April 26, 2005. Consequently, as of May 12, 2005, the numbers of the outstanding and authorized shares of common stock of the Company became 100,500,000 shares and 402,000,000 shares, respectively.

On November 16, 2005, the Company increased its capital through a public offering (the number of issued shares: 19,200,000 shares, amount per share: ¥3,135 ($26.62), total amount: ¥60,192 million ($511,185 thousand). Consequently, its capital stock increased by ¥23,674 million ($201,053 thousand) and its capital surplus increased by ¥36,518 million ($310,132 thousand).

The pro forma per share information giving effect to the conversion of preferred stock and the stock split described above is presented in the consolidated statements of income.

9. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.4% for the year ended January 31, 2005 and 40.4% for the year ended January 31, 2006 due to the new local tax law.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred income tax assets and liabilities at January 31, 2005 and 2006 were as follows:

	2005	2006	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income tax assets:			
Tax loss carryforwards	¥30,076	**¥30,187**	**$256,365**
Depreciation	6,706	**8,766**	**74,446**
Goodwill	7,612	**3,806**	**32,323**
Employees' retirement benefits	3,290	**3,599**	**30,565**
Other	8,639	**9,959**	**84,577**
Subtotal	56,323	**56,317**	**478,276**
Valuation allowance	(40,056)	**(44,717)**	**(379,762)**
Total	¥16,267	**¥11,600**	**$ 98,514**
Deferred income tax liabilities:			
Investment in consolidated subsidiaries	¥ (1,114)	**¥ (1,114)**	**$ (9,461)**
Other	(569)	**(680)**	**(5,775)**
Total	¥ (1,683)	**¥ (1,794)**	**$ (15,236)**
Net deferred income tax assets	¥ 14,584	**¥ 9,806**	**$ 83,278**
Deferred income tax liabilities on revaluation reserve for land	¥ (1,785)	**¥ (1,785)**	**$ (15,159)**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the year ended January 31, 2005 and 2006 are as follows:

	2005	2006
Normal effective statutory tax rate	41.4%	**40.1%**
Nondeductible expenses	2.8	**0.4**
Amortization of consolidation goodwill	1.8	**1.1**
Differences in statutory tax rates of consolidated subsidiaries	0.9	**0.0**
Valuation allowance	0.7	**2.1**
Other, net	1.1	**(2.5)**
Actual effective tax rate	48.7%	**41.2%**

10. Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended January 31, 2005 and 2006 consisted of the following:

	2005	2006	2006
	(Millions of yen)		(Thousands of U.S. dollars)
Freight	¥ 1,682	**¥ 2,100**	**$ 17,834**
Salaries and bonuses for employees	3,718	**4,167**	**35,389**
Depreciation expenses	649	**605**	**5,138**
Research and development expenses	4,263	**4,550**	**38,641**
Rental charges and lease payments	800	**647**	**5,495**
Amortization of consolidation goodwill	937	**938**	**7,966**
Other	6,236	**6,764**	**57,444**
Total	¥18,285	**¥19,771**	**$167,907**

11. Loss incurred with business restructuring

Loss incurred with business restructuring for the years ended January 31, 2005 and 2006 resulted from the closure of all plants in SUMCO Oregon Corporation.



12. Special depreciation and amortization loss on fixed assets

Special depreciation and amortization loss on fixed assets for the year ended January 31, 2005 was incurred because the Company decided to dispose of certain machinery and equipment in connection with the Company's decision to rearrange the production lines to improve production efficiency.

13. Leases

(a) Finance leases

Pro forma information of leased property on an "as if capitalized" basis as of, or for the years ended, January 31, 2005 and 2006 were as follows:

	2005		
	Machinery and Equipment	Others	Total
	(Millions of yen)		
Acquisition cost	¥6,904	¥1,078	¥7,982
Accumulated depreciation	2,721	643	3,364
Net leased property	¥4,183	¥ 435	¥4,618

	2006			**2006**		
	Machinery and Equipment	Others	Total	Machinery and Equipment	Others	Total
	(Millions of yen)			(Thousands of U.S. dollars)		
Acquisition cost	**¥6,775**	**¥735**	**¥7,510**	**$57,537**	**$6,242**	**$63,779**
Accumulated depreciation	**3,496**	**377**	**3,873**	**29,690**	**3,202**	**32,892**
Net leased property	**¥3,279**	**¥358**	**¥3,637**	**$27,847**	**$3,040**	**$30,887**

Obligations under finance leases:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥1,215	**¥1,145**	**$ 9,724**
Due after one year	3,403	**2,492**	**21,163**
Total	¥4,618	**¥3,637**	**$30,887**

Lease payments and depreciation expense under finance leases:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Lease payments	¥ 971	**¥ 1,233**	**$10,471**
Depreciation expense	971	**1,233**	**10,471**

An imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

(b) Operating leases

Minimum rental commitments under noncancellable operating leases at January 31, 2005 and 2006 were as follows:

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 298	**¥ 714**	**$ 6,064**
Due after one year	1,905	**2,981**	**25,316**
Total	¥2,203	**¥3,695**	**$31,380**

14. Derivatives

The Group enters into foreign currency forward contracts and a currency swap to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Group also enters into interest rate swap contracts to manage its interest rate exposures on certain liabilities.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Group's business. Accordingly, the market risk in these derivatives is offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The fair value of the Group's derivative financial instruments at January 31, 2005 and 2006 were as follows:

	2005		
	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)		
Foreign currency forward exchange contracts:			
Sell US$	¥21,196	¥20,203	¥993
Currency swap:			
Receive US$Pay Euro	167	(81)	(81)

	2006			2006		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)			(Thousands of U.S. dollars)		
Foreign currency forward exchange contracts:						
Sell US$	**¥24,904**	**¥25,720**	**¥(816)**	**$211,499**	**$218,429**	**$(6,930)**
Buy JPY	**2,671**	**2,517**	**(154)**	**22,684**	**21,376**	**$(1,308)**

Derivatives which qualify for hedge accounting for the years ended January 31, 2005 and 2006 are excluded from the disclosure of fair value information.

15. Related party transactions

Significant transactions between the Company and related parties for the years ended January 31, 2005 and 2006 were as follows:

January 31, 2005	Guarantee received	Other income	Purchase of fixed assets	Notes and accounts payable
	(Millions of yen)			
Mitsubishi Materials Corporation	¥90,909	¥287		
Sumitomo Metal Industries, Ltd.	73,475			
Kashiwara Machine Manufacturing Co., Ltd.			¥5,296	¥3,015

January 31, 2006	Purchase of fixed assets	Notes and accounts payable
	(Millions of yen)	
Kashiwara Machine Manufacturing Co., Ltd.	**¥5,182**	**¥1,912**

January 31, 2006	Purchase of fixed assets	Notes and accounts payable
	(Thousands of dollars)	
Kashiwara Machine Manufacturing Co., Ltd.	**$44,008**	**$16,238**

Each of Mitsubishi Materials Corporation and Sumitomo Metal Industries, Ltd. owned 50% of the Company's shares in 2005 and 29.95% in 2006. Kashiwara Machine Manufacturing Co., Ltd. is a wholly-owned subsidiary of Sumitomo Metal Industries, Ltd.



16. Contingent liabilities

Contingent liabilities at January 31, 2005 and 2006 were as follows.

	2005	**2006**	**2006**
	(Millions of yen)		(Thousands of U.S. dollars)
Loan guarantees for employees	¥2,337	**¥2,232**	**$18,955**

17. Segment information

(a) Industry segments

Industry segment information is not provided because the Group has only one industry segment which is 'Crystalline silicon'.

(b) Geographic segments

	2005				
	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥132,960	¥43,186	¥16,977		¥193,123
Intersegment sales	48,548	10,953	4,219	¥(63,720)	
Total sales	181,508	54,139	21,196	(63,720)	193,123
Operating expenses	142,207	56,136	21,418	(58,105)	161,656
Operating profit (loss)	¥ 39,301	¥ (1,997)	¥ (222)	¥ (5,615)	¥ 31,467
Assets	¥271,878	¥43,247	¥14,394	¥(11,608)	¥317,911

	2006				
	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Millions of yen)				
Sales to customers	**¥153,838**	**¥50,514**	**¥16,175**		**¥220,527**
Intersegment sales	**56,332**	**12,290**	**4,563**	**¥(73,185)**	
Total sales	**210,170**	**62,804**	**20,738**	**(73,185)**	**220,527**
Operating expenses	**159,584**	**63,229**	**20,593**	**(67,220)**	**176,186**
Operating profit (loss)	**¥ 50,586**	**¥ (425)**	**¥ 145**	**¥ (5,965)**	**¥ 44,341**
Assets	**¥295,517**	**¥45,459**	**¥14,701**	**¥ (3,743)**	**¥351,934**

	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Thousands of U.S. dollars)				
Sales to customers	**$1,306,480**	**$428,994**	**$137,367**		**$1,872,841**
Intersegment sales	**478,403**	**104,373**	**38,752**	**$(621,528)**	
Total sales	**1,784,883**	**533,367**	**176,119**	**(621,528)**	**1,872,841**
Operating expenses	**1,355,278**	**536,976**	**174,888**	**(570,870)**	**1,496,272**
Operating profit (loss)	**$ 429,605**	**$ (3,609)**	**$ 1,231**	**$ (50,658)**	**$ 376,569**
Assets	**$2,509,699**	**$386,064**	**$124,849**	**$ (31,788)**	**$2,988,824**

(c) Overseas sales

	2005			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥37,944	¥54,740	¥17,830	¥110,514
Consolidated net sales				193,123
Percentage of overseas sales to consolidated net sales	19.6%	28.3%	9.2%	57.2%

	2006			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	**¥43,671**	**¥64,618**	**¥18,221**	**¥126,510**
Consolidated net sales				**220,527**
Percentage of overseas sales to consolidated net sales	**19.8%**	**29.3%**	**8.3%**	**57.4%**

	2006			
	North America	Asia	Others	Total
	(Thousands of U.S. dollars, except percentages)			
Overseas sales	**$370,879**	**$548,773**	**$154,743**	**$1,074,395**
Consolidated net sales				**1,872,841**
Percentage of overseas sales to consolidated net sales	**19.8%**	**29.3%**	**8.3%**	**57.4%**

18. Subsequent event

Appropriations of retained earnings

The following appropriations of retained earnings at January 31, 2006 were approved at the Company's shareholders meeting held on April 27, 2006:

	(Millions of yen)	(Thousands of U.S. dollars)
Year-end cash dividends, ¥20.00 ($0.17) per share	**¥2,394**	**$20,331**
Bonuses to directors	**27**	**229**

Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
SUMCO CORPORATION

We have audited the accompanying consolidated balance sheets of SUMCO CORPORATION (the "Company") and consolidated subsidiaries as of January 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries at January 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2 (7) to the consolidated financial statements, effective year ended January 31, 2005, the consolidated financial statements have been prepared in accordance with the new accounting standards for impairment of fixed assets.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

KPMG AZSA & Co.
Tokyo, Japan

Deloitte Touche Tohmatsu
Tokyo, Japan

April 27, 2006

Directors, Corporate Auditors and Executive Officers

As of April 27, 2006

Directors and Corporate Auditors

Representative Director	Kenjiro Shigematsu
Director	Yuichi Muramatsu
Director	Yutaka Hirose
Director	Yoshiaki Shida
Director	Kazufumi Yanaga
Director	Naoyuki Hosoda
Director	Yoichi Taguchi
Director	Michiharu Takii
Full-time Corporate Auditor	Fumio Iida
Full-time Corporate Auditor	Katsutoshi Fukushima
Corporate Auditor	Hitoshi Tanaka
Corporate Auditor	Mayuki Hashimoto
Corporate Auditor	Osamu Nanri

Executive Officers

President	Kenjiro Shigematsu
Senior Managing Director	Yuichi Muramatsu
Senior Managing Director	Yutaka Hirose
Senior Managing Director	Yoshiaki Shida
Managing Executive Officer	Kazufumi Yanaga
Managing Executive Officer	Hideyo Idogawa
Managing Executive Officer	Masahiro Fujisawa
Managing Executive Officer	Kimihito Matsuo
Managing Executive Officer	Hidemi Sumiya
Executive Officer	Yoshiteru Moriya
Executive Officer	Kenichi Yamashita
Executive Officer	Kazumasa Shoji
Executive Officer	Shigeo Sumita
Executive Officer	Yukihiro Saeki
Executive Officer	Tamio Kobayashi
Executive Officer	Harumitsu Endo

Consolidated Subsidiaries

As of January 31, 2006

SUMCO Solar Corporation
Japan Super Quartz Corporation
Minamata Denshi Co., Ltd.
SUMCO Technology Corporation
SUMCO Service Corporation
SUMCO USA Corporation
SUMCO USA Sales Corporation
SUMCO Oregon Corporation
SUMCO Phoenix Corporation
SUMCO Southwest Corporation
SUMCO Funding Corporation
STX Finance America, Inc.
SUMCO Personnel Service Corporation
SUMCO Europe Sales Plc
SUMCO France S.A.S.
PT. SUMCO Indonesia
SUMCO Singapore (SGP) Pte. Ltd.

Corporate Information

Offices and Plants

(As of January 31, 2006)

Head Office: Tokyo

Offices: Tokyo, Osaka, Fukuoka

Plants: Kyushu Plant (Imari), Kyushu Plant (Saga), Kansai Plant (Ikuno), Kansai Plant (Amagasaki), Yonezawa Plant, Chitose Plant, Noda Plant

Investor Information

(As of January 31, 2006)

Total number of shares authorized	402,000,000 shares
Total number of shares issued	119,700,000 shares
Number of shareholders	28,262

Major Shareholders

	Number of shares (Thousand shares)	% of total shares
Sumitomo Metal Industries, Ltd.	35,850	29.95%
Mitsubishi Materials Corporation	35,850	29.95%
Master Trust Bank of Japan, Ltd., Trust Account	7,005	5.85%
Japan Trustee Services Bank, Ltd., Trust Account	4,549	3.80%
The Chase Manhattan Bank 385036	3,170	2.65%
The Nomura Trust and Banking Co., Ltd., Trust Account	1,147	0.96%
Mitsubishi UFJ Trust and Banking Corporation, Trust Account	1,105	0.92%
The Chase Manhattan Bank NA London SL Omnibus Account	891	0.74%
The Chase Manhattan Bank NA London	860	0.72%
State Street Bank and Trust Company	755	0.63%

Inquiries

For further information, please contact;

SUMCO CORPORATION
Public Relations & IR Department
Seavans North, 1-2-1 Shibaura, Minato-ku, Tokyo 105-8634, Japan
TELEPHONE: +81-3-5444-3915
FAX: +81-3-5444-3929
E-Mail: ir@sumcosi.com



SUMCO CORPORATION

Printed in Japan

Exhibit 1

(Brief Description)

March 16, 2006

Brief Statements of Financial Results

(Report pursuant to the Listing Rules of Tokyo Stock Exchange)

Fiscal Year ended January 31, 2006

This Brief Statements of Financial Results concerning the fiscal year ended January 31, 2006 (the "Brief Statements of Financial Results") was, in accordance with the Listing Rules of the Tokyo Stock Exchange Inc. ("TSE"), submitted to TSE, and is made available for public inspection on website of TSE, i.e. TD-NET, and at the Head Office of SUMCO Corporation (the "Company").

It is required under the Listing Rules of TSE to include in the Brief Statements of Financial Results certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended January 31, 2006.

The information in the Brief Statements of Financial Results which is material to an investment decision is substantially contained in the schedules 1 and 2 hereto and the Annual Report 2006 of the Company, published in July 2006 (see Exhibit 2).


FASF

Financial Summary for Fiscal Year 2005 (Ended January 31, 2006) (Consolidated)

March 16, 2006

Company Name: SUMCO CORPORATION | Listed on: Tokyo Stock Exchange
Code Number: 3436 | Headquarters: Tokyo
(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department Manager, Soichi Ishitoya
Tel: (03) 5444-3915 (Public Relations & IR Department)
Board Meeting to discuss financial results held on: March 16, 2006
Parent company, etc.: Sumitomo Metal Industries, Ltd. (Code Number: 5405) and one another company
Voting stock owned by parent company, etc.: 29.9%
Adoption of U.S.GAAP: No

1. Consolidated Business Results for Fiscal Year 2005 (February 1, 2005-January 31, 2006)
(1) Consolidated Business Results (YE=Year ended) (Rounded down to the nearest million yen)

	Net Sales		Operating Profit		Ordinary Profit	
	Million yen	%	Million yen	%	Million yen	%
YE January 31, 2006	220,526	14.2	44,340	40.9	36,554	43.3
YE January 31, 2005	193,123	—	31,467	—	25,502	—

	Net Income		Net Income per Share	Diluted Net Income per Share	Return on Equity	Ratio of Recurring Profit to Total Capital	Ratio of Recurring Profit to Sales
	Million yen	%	Yen & Sen	Yen & Sen	%	%	%
YE January 31, 2006	20,486	88.5	195.61	—	16.9	10.9	16.6
YE January 31, 2005	10,866	—	208,639.39	—	14.5	7.9	13.2

(Note) 1) Investment loss/profit on equity method YE January 2006 –million yen YE January 2005 –million yen
2) Average number of stocks during the year YE January 2006 104,550,410 stocks YE January 2005 52,081stocks
3) Change in accounting method - yes
4) "%" for sales, operating profit, recurring profit and net income indicates year-to-year comparison.

(2) Financial Position (Consolidated) (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Million yen	Million yen	%	Yen
YE January 31, 2006	351,934	161,680	45.9	1,350.41
YE January 31, 2005	317,911	80,357	25.3	1,199,372.83

(Note) Stocks issued at end of year YE January 2006 119,700,000stocks YE January 2005 67,000 stocks

(3) Cash flow (Consolidated) (Rounded down to the nearest million yen)

	Operating Activities	Investment Activities	Financing Activities	Cash and Cash Equivalent at End of Year
	Million yen	Million yen	Million yen	Million yen
YE January 31, 2006	62,895	-52,699	5,835	30,152
YE January 31, 2005	49,365	-35,168	-31,063	14,001

(4) Scope of consolidation and equity method
Number of consolidated subsidiaries 17
Number of non-consolidated subsidiaries accounted for by the equity method —
Number of affiliates accounted for by the equity method —
(5)Changes in the scope of the consolidation and equity method
Consolidation (new): — (excluded): — Equity method (new): — (excluded): —

2. Forecasts for Consolidated Business Results for Fiscal Year 2006 (February 1, 2006-January 31, 2007)

	Sales	Operating Profit	Recurring Profit	Net Income
	Million yen	Million yen	Million yen	Million yen
Half-year	120,000	25,000	23,000	14,000
Full-year	250,000	52,000	47,000	29,000

(Reference) Forecast for net income per share (full year): 242.27 yen

The above forecasts are forward-looking statement, based on information available to the management of the Company as of the announcement date and on the assumptions made at the announcement date about known and unknown factors that could affect future results. The actual results may materially differ from those expressed in the forecast, subject to various factors.


FASF

Financial Summary for Fiscal Year 2005 (Ended January 31, 2006) (Non - Consolidated)

March 16, 2006

Company Name: SUMCO CORPORATION

Listed on: Tokyo Stock Exchange

Code Number: 3436

Headquarters: Tokyo

(URL: http://www.sumcosi.com/)

Representative: Title and name: President, Kenjiro Shigematsu

Contact person: Title and name: Public Relations & IR Department Manager, Soichi Ishitoya

Tel: (03) 5444-3915 (Public Relations & IR Department)

Board Meeting to resolve financial results held on: March 16, 2006

Paying interim dividend: Permissible

Annual meeting of shareholders held on: April 27, 2006

Unit share system: 100 shares per unit

Starting date for dividend payment: April 28, 2006

Adoption of GAAP: No

1. Non Consolidated Business Results for Fiscal Year 2005 (February 1, 2005-January 31, 2006)

(1) Non Consolidated Business Results (YE=Year ended)

(Rounded down to the nearest million yen)

	Net Sales		Operating Profit		Ordinary Profit	
	Million yen	%	Million yen	%	Million yen	%
YE January31, 2006	190, 312	15. 3	41, 338	33. 3	34, 188	34. 1
YE January31, 2005	165, 126	—	31, 004	—	25, 498	—

	Net Income		Net Income per Share	Deluted Net Income per Share	Return on Equity	Ratio of Ordinary Profit to Total Capital	Ratio of Ordinary Profit to Net Sales
	Million yen	%	Yen & Sen	Yen & Sen	%	%	%
YE January31, 2006	20, 766	78. 8	198. 37	—	16. 9	10. 9	18. 0
YE January31, 2005	11, 611	—	222, 942. 27	—	15. 2	8. 5	15. 4

(Notes) ①Average number of stocks during the fiscal year; YE January, 2006, 104, 550, 410 stocks; YE January 2005, : 52, 081 stocks

②Changing accounting method - Yes

③" %" for sales, operating profit, ordinary profit and net income indicates year-on-year comparison.

(2) Cash dividend

(Rounded down to the nearest million yen)

	Annual cash dividends per share	Interim	Year-end	Total cash dividends paid (annual)	Payout ratio	Cash dividends as a percentage of shareholder's equity
	Yen & Sen	Yen & Sen	Yen & Sen	Million yen	%	%
YE January31, 2006	20. 00	—	20. 00	2, 393	10. 1	1. 5
YE January31, 2005	—	—	—	—	—	—

(3) Financial position

(Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Million yen	Million yen	%	Yen
YE January31, 2006	333, 259	163, 223	49. 0	1, 363. 38
YE January31, 2005	296, 148	82, 241	27. 8	1, 227, 488. 21

(Notes) ①Number of stocks issued at the end of year; YE January, 2006, 119, 700, 000 stocks; YE January 2005, : 67, 000 stocks

②Number of treasury stocks at the end of year; YE January 2006, :8 stocks ; YE January 2005, : None

2. Forecasts for Non-Consolidated Business Results for Fiscal Year 2006 (February 1, 2006-January 31, 2007)

	Net Sales	Operating Profit	Ordinary Profit	Net Income	Annual cash dividens per share		
					Interim	Year-end	
	Million yen	Million yen	Million yen	Million yen	Yen	Yen	Yen
Half-year	105,000	21,000	20,000	12,000	20.00	—	—
Full-year	220,000	44,000	41,000	25,000	—	20.00	40.00

(Reference) Forecast for net income per share (full year) 242.86 yen

The above forecasts are forward-looking statement, based on information available to the management of the Company as of the announcement date and on the assumptions made at the announcement date about known and unknown factors that could affect future results. The actual results may materially differ from those expressed in the forecast, subject to various factors.

Exhibit 3

(Brief Description)

April 27, 2006

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 7th Fiscal Year
from February 1, 2005
to January 31, 2006

This Annual Securities Report concerning the fiscal year ended January 31, 2006 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on April 27, 2006 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection on website of EDINET, at the Head Office of SUMCO Corporation (the "Company") and at The Tokyo Stock Exchange Inc., on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended January 31, 2006.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report 2006 of the Company, published in July 2006 (see Exhibit 2).

Exhibit 4

May 12, 2006

SUMCO CORPORATION

Public Relations & IR Dept
Seavans North 1-2-1 Shibaura, Minato-ku Tokyo Japan

SUMCO Announced the Signing of New Plant Site Agreement with Saga Prefecture

SUMCO CORPORATION (hereinafter " SUMCO") announced that SUMCO signed with both Saga prefectural government and Imari municipal government an agreement regarding a new 300mm silicon wafer plant site in Imari Industrial Park at yesterday' s ceremony attended by the Governor of Saga prefecture, Mr. Furukawa and the Mayor of Imari city, Mr. Tsukabe and SUMCO president Kenziro Shigematsu.
SUMCO' s objective is to meet the rapidly growing demand of 300mm silicon wafer. With the conclusion of this agreement, SUMCO will undergo necessary official proceedings to move further with the undermentioned plan currently under study.

Plan under Study

- Location — Yamashiro-cho, Imari-City, Saga Prefecture, Japan
- Site area — Approx. 270,000m2
- Phase 1
  - Startup of Construction — July, 2006
  - Startup of Operation — April, 2008
  - Building area — Approx. 24,180m2
  - Total floor area — Approx. 75,000m2
  - Construction — Three-storied steel-frame construction
  - Production capacity — Approx. 100,000 sheets per month

-End-